UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

(Amendment No. 1)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b) *

Horizon Technology Finance Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

44045A102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce Silver

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

453,757

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

453,757

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,757

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.97%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

453,757

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

453,757

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,757

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.97%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Fund, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

190,982

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

190,982

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,982

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.51%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silver Capital Fund (Offshore) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

86,925

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

86,925

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,925

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.14%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $0.001 par value per share (the "Common Stock") of Horizon Technology Finance Corporation (the "Issuer") beneficially owned by the Reporting Persons (as defined below) as of December 31, 2010, and amends and supplements the Schedule 13G originally filed on November 26, 2010 (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are:

-	Bruce Silver, a United States Citizen (“Silver”).

-	Silver Capital Management, LLC, a Delaware limited liability company (“Silver Capital”).

-	Silver Capital Fund, LLC, a Delaware limited liability company (the “Domestic Fund”).

-	Silver Capital Fund (Offshore) Ltd., a Cayman Islands exempted company (the “Offshore Fund”).

Mr. Silver is the managing member of Silver Capital.  Silver Capital provides investment management services to certain accounts and has the power to vote and dispose of the securities held by such accounts.  Silver Capital is the investment manager of the Domestic Fund and the Offshore Fund.

ITEM 4.                      OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Each of Mr. Silver and Silver Capital beneficially owns 453,757 shares of Common Stock.

(ii) The Domestic Fund beneficially owns 190,982 shares of Common Stock.

(iii) The Offshore Fund beneficially owns 86,925 shares of Common Stock.

(iv) Collectively, the Reporting Persons beneficially own 453,757 shares of Common Stock.

(b)	Percent of Class:

(i) Silver Capital and Mr. Silver’s beneficial ownership of 453,757 shares of Common Stock represents 5.97% of all of the outstanding shares of Common Stock.

(ii) The Domestic Fund’s beneficial ownership of 190,982 shares of Common Stock represents 2.51% of all of the outstanding shares of Common Stock.

(iii) The Offshore Fund’s beneficial ownership of 86,925 shares of Common Stock represents 1.14% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 453,757 shares of Common Stock represents 5.97% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Silver Capital and Mr. Silver have shared power to vote or direct the vote of 453,757 shares of Common Stock.

The Domestic Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 190,982 shares of Common Stock held by the Domestic Fund.

The Offshore Fund has shared power with Silver Capital and Mr. Silver to vote or direct the vote of the 86,925 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Silver Capital and Mr. Silver have shared power to dispose or direct the disposition of 453,757 shares of Common Stock.

The Domestic Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 190,982 shares of Common Stock held by the Domestic Fund.

The Offshore Fund has shared power with Silver Capital and Mr. Silver to dispose or direct the disposition of the 86,925 shares of Common Stock held by the Offshore Fund.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                     SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2011

SILVER CAPITAL MANAGEMENT, LLC

By:  /s/ Bruce Silver
            Bruce Silver, Managing Member

SILVER CAPITAL FUND, LLC
By: SCM Management, LLC, as Managing Member

By:   /s/ Bruce Silver
                            Bruce Silver, Managing Member

SILVER CAPITAL FUND (OFFSHORE) LTD.

By:  /s/ Bruce Silver
            Bruce Silver, Director

/s/ Bruce Silver
                                    Bruce Silver